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                         SeaChange International, Inc.
                               124 Acton Street
                              Maynard, MA  01754
                          Telephone:  (978) 897-0100

                               February 28, 2001

Via Edgar and Overnight Delivery
--------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  SeaChange International, Inc.
          Request to Withdraw Registration Statement on Form S-3
          (Registration No. 333-51386)
          ----------------------------

Securities and Exchange Commission:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), SeaChange International, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-3 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on December 6, 2000.

     The Registration Statement was filed in connection with a common stock and warrant purchase agreement (the "Purchase Agreement") entered into by the Registrant on December 1, 2000 with Comcast SC Investment, Inc. ("Comcast SC") to provide for the resale by Comcast SC of the shares of the Registrant's common stock, par value $.01 per share ("Common Stock"), to be purchased by Comcast SC pursuant to the Purchase Agreement and the shares of Common Stock to be received by Comcast SC upon exercise of the warrant to be purchased by Comcast SC pursuant to the Purchase Agreement. The Purchase Agreement has since been terminated by the Registrant and Comcast SC. Because the Registrant will not proceed with the proposed private placement pursuant to the Purchase Agreement, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

     The Registrant confirms that no securities have been sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.
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     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (978) 897-0132.

                                    Sincerely,

                                    SeaChange International, Inc.


                                    By:/s/ William L. Fiedler
                                       ----------------------
                                       William L. Fiedler
                                       Chief Financial Officer, Secretary,
                                       Treasurer and Vice President, Finance and
                                       Administration


cc: Joshua Englard, Esq., Mail Stop 4-7 (Securities and Exchange Commission) William B. Simmons, Jr. Esq. (Testa, Hurwitz & Thibeault, LLP)
       John Pitfield, Esq. (Testa, Hurwitz & Thibeault, LLP)